UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Report on Form 20F dated 14 March 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 14, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 14, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

14 March 2013

Barclays PLC

Annual Report on Form 20-F

The Joint Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2012 (the "Form 20-F") has been filed with the US Securities and Exchange Commission and will be available on our website, www.barclays.com/investorrelations. A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

Note for Barclays shareholders

Barclays shareholders, including holders of Barclays American Depositary Receipts (ADRs), can receive a printed copy of the audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2012 free of charge upon request in the following way:

Ordinary shareholders
Tel: 0871 384 2055*
or +44 (0) 121 415 7004 (from overseas)
Email:questions@share-registers.co.uk

* Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday.

ADR holders
JPMorgan Chase Bank, N.A.
Tel: 1-800-990-1135 (toll-free for US domestic callers)
or +1 651 453 2128
Email:jpmorgan.adr@wellsfargo.com

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132